EXHIBIT C

                    LETTER TO THE ISSUER'S BOARD OF DIRECTOR



Dear Members of the Board,

     We welcome the additional information provided in the second preliminary proxy dated August 6, 2007 and note that you have improved disclosures around each of the five issues we outlined in our letter dated June 20, 2007. The new disclosures underscore the value-destroying nature of the proposed sale and strongly support our rationale for continued public ownership and a business separation through a tax-free spin-off. As outlined below, the amended proxy shows that the board likely agreed to sell the mortgage business for after-tax proceeds of less than 0.8x tangible book, implying that even a liquidation of the mortgage business would be preferable to the proposed sale and result in an immediate combined valuation of $35 per share. We are also encouraged by PHH's internal financial projections and note that management evidently shares our optimism. These projections in turn imply that the board agreed to sell the mortgage business at 3.5x 2009 pre-tax earnings as projected by the company's own management. We continue to believe that PHH will be valued at around $60 per share in two years if the proposed sale can be prevented, as outlined in detail in our previous letters.

     PHH MORTGAGE BUSINESS WELL EQUIPPED TO NAVIGATE CURRENT ENVIRONMENT
     While PHH's current stock price likely reflects short-term investor concerns about PHH's ability to manage through the current mortgage industry environment, there is nothing about the present market conditions that would prevent PHH from realizing its full potential in two to three years. Our recent conversations with secondary mortgage market participants have confirmed that PHH's access to the secondary mortgage market remains secure. PHH's mortgages have a reputation for stellar credit among mortgage investors and the exceptionally strong credit performance has continued into the present, even as defaults and losses rise for other lower-quality mortgage originators. PHH primarily relies on salaried (as opposed to commission-based) employees to originate mortgages, and this difference in the incentive structure drives substantially higher mortgage credit quality. The credit trends of PHH's mortgages are described as "pristine" by market participants and investor demand for these mortgages remains high. The extraordinarily low foreclosure rates and 90 day delinquencies in the 10Q for the quarter ended June 30, 2007, are a further testament to PHH's strong credit. This ensures PHH's survival while many competitors face liquidity issues and fall by the wayside. The current environment provides an opportunity for PHH to sign up new clients on favorable terms, increase market share, and emerge as a larger and stronger company into the next up cycle. Patient investors will be rewarded handsomely.

     IMPLIED MORTGAGE VALUATION UNJUSTIFIABLE
     The new preliminary proxy discloses that Blackstone would have paid $5,026 million for the mortgage business if the transaction had closed on March 31, 2007. This payment includes the debt allocated to the mortgage business. Unfortunately, you don't disclose how much debt and tangible book equity is allocated to the mortgage business versus the fleet business. However, assuming that the fleet was financed with 10% equity and 90% debt (consistent with management's previous comments), this would imply that the mortgage tangible book value was $997 million as per the table below. It would also imply that Blackstone is paying $945 million for the equity of the mortgage business. However, this $945 million does not yet reflect the tax leakage associated with GE's sale of the mortgage business to Blackstone. The new preliminary proxy discloses that this tax inefficiency would have amounted to $150 million on an older offer made by GE and Blackstone in January 2007. Since this offer was lower than the current offer of $31.50 per share, the tax inefficiency associated with the current offer is likely even higher. If we assumed the tax inefficiency amounts to just $150 million to be conservative, then GE is selling the mortgage business' tangible equity for after-tax proceeds of $795 million or just 0.80x the tangible book value of $997 million. In other words, even a liquidation of the mortgage business at book value would be preferable to the proposed sale and would result in a $35 per share valuation assuming the same valuation for the fleet business.

                 PHH Consolidated                 Implied Mortgage   Blackstone
                     at Book       Fleet at Book      at Book         Purchase
                 ----------------  -------------  ----------------   ----------
Net Asset Value       $9,248m         $4,170m          $5,078m        $5,026m
Debt                  $7,834m         $3,753m          $4,081m        $4,081m
Tangible Equity       $1,414m           $417m            $997m          $945m

                                                   Tax Leakage        $(150)m
                                                  Net Proceeds          $795m
                                                 Price to Book          0.80x

     It is important to keep in mind that the book value of the mortgage business consists of hard and highly liquid assets: a warehouse of predominantly conforming and other prime and super-prime mortgages, as well as conservatively valued mortgage servicing rights (which should become more valuable in the current environment in which it is becoming more difficult for consumers to refinance out of their mortgages).

     The preliminary proxy now also includes management's projections for each business segment. For the mortgage business, management forecasted a sharp turnaround in profits to pre-tax income of $94 million in 2007, $196 million in 2008, and $224 million in 2009, consistent with our own assessment of the potential of this business. The previously estimated $795 million in after-tax proceeds from the mortgage business therefore implies a valuation of just 3.5x 2009 pre-tax earnings or 6.0x 2009 net earnings, assuming a 41% tax rate. Needless to say, the fairness opinions fail to explain why 6.0x 2009 net earnings or 0.8x tangible book are fair valuations for the mortgage business.

     RATIONALE FOR TAX FREE SPIN-OFF STILL COMPELLING
     The added disclosures regarding the board's reasons not to explore a spin-off deepen our conviction that a spin-off would create the most value for shareholders. Management dismissed the spin-off prematurely on the belief that the stand-alone mortgage business would not retain investment grade credit ratings, and that the additional public company costs would be prohibitive. We continue to believe that a modest redistribution of capital between the fleet business and the mortgage business would allow both businesses to retain stand-alone investment grade ratings. This view was confirmed in our conversations with a leading credit rating agency, and we are dismayed that the board did not bother to explore this option more thoroughly. In addition, we reiterate our observation that Blackstone has secured a higher borrowing capacity for the stand-alone mortgage business than was the case on March 31, 2007, when the fleet business still supported some of the unsecured debt. If rating concerns are an argument against a spin-off, then how can you reasonably pursue a break-up and sale to an LBO fund? Regarding the added public company expenses, we regret that you failed to quantify these. This prevents shareholders from weighing them against the benefits of a spin-off. We suspect such benefits would far outweigh the incremental public company expenses.

     You also disclosed another structural disadvantage of the proposed sale: GE and Blackstone agreed to pay a fee and to grant other contractual concessions to Realogy in return for Realogy's waiver of the change-of-control provisions in PHH's contract with Realogy. We ask that you quantify these fees and concessions and note that similar to the tax leakage, this is an expense that could be avoided if PHH remained public.

     A separation of the two businesses through a spin-off would put an immediate floor to the valuation of the mortgage business at tangible book and avoid the tax leakage and concessions to Realogy associated with a sale. In addition, it would allow shareholders to participate in a substantial recovery of the mortgage business over time. We demand that you ask the investment banks to perform a comprehensive evaluation of the option to remain public and pursue a spin-off as compared with the proposed sale and include this in the next version of the proxy. This comparison needs to explore the viability of a spin-off and estimate the expected valuations of both businesses on a stand-alone basis as compared with the sale scenario (including price to tangible book and price to earnings ratios). It also needs to quantify the inherent tax leakage as well as the fees and contract concessions to Realogy. Anything less is not a proper exercise of fiduciary duty.

     SUMMARY
     We demand that you make serious efforts into exploring a spin-off and present shareholders with an analysis that compares continued public ownership to the proposed sale. The information you have supplied so far indicates that you agreed to sell the mortgage business at a substantial discount to


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liquidation value and at 3.5x 2009 pre-tax earnings as projected by your own management. We continue to believe in the potential of the mortgage business and take comfort in the excellent credit quality and reputation of PHH's mortgages, which secure PHH's access to the secondary market even in the current environment. Given a chance, we believe patient shareholders will be rewarded with a value per share of around $60 in two years, with downside risk limited by a possible liquidation of the mortgage business, which would yield a combined $35 value per share.

         Sincerely,


         /s/ Alan P. Fournier
         Alan P. Fournier
         Managing Member
         Pennant Capital Management, LLC